UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 9, 2025

   (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

  held on May 9, 2025)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  May 9, 2025, at 8:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; and (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo.

  Meeting table:

  Marcos Marinho Lutz – Chairman.

  Denize Sampaio Bicudo – Secretary of the Board of Directors.

  Matters discussed and resolutions:

    The Directors approved, pursuant article 27, item “p” of the Company’s Bylaws, the 4th (fouth) issuance of debentures, non-convertible into shares, unsecured, with additional surety guarantee, in up to two series by Hidrovias do Brasil S.A. (“Issuer”), in the amount of up to 2,200,000,000.00 (two billion and two hundred million reais) (“Issue”) for public placement, under the automatic distribution registration procedure, under the terms of the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 160, of July 13, 2022, as amended (“Offer”), and other applicable legal and regulatory provisions, through the execution of the “Private Instrument of Deed of the 4th (Fourth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Surety Guarantee, in Up to Two Series, for Public Distribution, in Automatic Distribution Registration Procedure, of Hidrovias do Brasil S.A.” between the Issuer, the Company and Oliveira Trust Securities Distributor S.A., acting as trustee (“Trustee” and “Indenture”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the Indenture (as defined below):

  (a)Total Amount of the Issuance: The total amount of the Issue is up to R$2,200,000,000.00 (two billion and two hundred million reais) on the Issue Date (as defined in the Indenture);

  (b)Quantity of Debentures: Up to 2,200,000 (two million and two hundred thousand) Debentures will be issued, in up to 2 (two) Series, and the number of Debentures to be issued in each Series will be defined in the Communicating Vessels System (as defined below), after the conclusion of the Bookbuilding Procedure (as defined in the Indenture), observing the Maximum Volume of the First Series (as defined below);

  (c)Unit par value: The unit par value of the Debentures, on the Issue Date, will be R$1,000.00 (one thousand reais), on the Issue Date (“Unit Par Value”);

  (d)Number of Series: The Issuance will be carried out in up to two series (“First Series” and “Second Series”, respectively, and when referred to together, the “Series” or, individually and indistinctly, “Serie”), in accordance with the demand verified in the Bookbuilding Procedure. The allocation of Debentures between the First Series and the Second Series will be carried out in communicating vessels system (“Communicating Vessels System”), taking into account (i) that the Debentures of the First Series may not be issued; (ii) that the sum of the Debentures allocated in the set of Debentures of the First Series and the Debentures of the Second Series effectively issued must correspond to a maximum of 2,200,000 (two million and two hundred thousand) Debentures, equivalent to a maximum of R$2,200,000,000.00 (two billion and two hundred million reais); and (iii) the maximum volume of 400,000 (four hundred thousand) Debentures of the First Series, equivalent to R$400,000,000.00 (four hundred million reais) (“Maximum Volume of the First Series”). In accordance with the Communicating Vessels System, the number of Debentures issued in the First Series may not be greater than the Maximum Volume of the First Series, and the number of Debentures that exceeds the Maximum Volume of the First Series will be allocated to the Second Series;

  (e)Monetary Update of Debentures: The Unit Par Value or balance of the Unit Par Value will not be monetarily updated;

  (f)Amortization of the Unit Par Value: Except in the event of any early maturity of the Debentures of the respective series, early redemption of the Debentures of the respective series as a result of the performance of an Optional Early Redemption (as defined in the Indenture), an Early Redemption Offer (as defined in the Indenture) or early redemption under the terms set forth in the Indenture, (i) the Unit Par Value of the Debentures of the First Series will be amortized in a single installment, namely, the Maturity Date of the Debentures of the First Series (as defined below); and (ii) the Unit Per Value of the Debentures of the Second Series will be amortized in a single installment, namely, the Maturity Date of the Debentures of the Second Series (as defined below);

  (g)Term and Maturity Date: Except in the event of early maturity of the Debentures, early redemption of the Debentures as a result of the Optional Early Redemption, the Early Redemption Offer or early redemption under the terms set forth in the Indenture, (i) the maturity term of the First Series Debentures shall be 3 (three) years from the Date of Issue (“Maturity Date of the First Series Debentures”); and (ii) the maturity term of the Second Series Debentures shall be 6 (six) years from the Date of Issue (“Maturity Date of the Second Series Debentures” and, together with the Maturity Date of the First Series Debentures, “Maturity Date”);

  (h)Compensation of the First Series Debentures: The Unit Par Value or the balance of the Unit Par Value of the First Series Debentures, as the case may be, will bear interest corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of the DI – Interbank Deposits of one day, over extra-group, calculated and disclosed daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), exponentially increased by a spread of up to 0.55% (fifty-five hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days, as defined in the Bookbuilding Procedure, calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, from the first Payment Date of the First Series Debentures or the immediately preceding Remuneration Payment Date, as the case may be, until the date of actual payment, calculated in accordance with the formula set out in the Indenture (“Compensation of First Series Debentures”);

  (i)Compensation of the Second Series Debentures: The Unit Par Value or the balance of the Unit Par Value of the Second Series Debentures, as the case may be, will bear interest corresponding to 100% (one hundred percent) of the accumulated variation of the DI Rate, exponentially increased by a spread of up to 0.75% (seventy-five hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days, as defined in the Bookbuilding Procedure, calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, from the first Payment Date of the Second Series Debentures or the immediately preceding Remuneration Payment Date, as the case may be, until the date of effective payment, calculated in accordance with the formula set forth in the Indenture (“Compensation of the Second Series Debentures” and, together with the Compensation of the First Series Debentures, “Compensation”);

  (j)Payment of the Compensation: Except in cases of possible early maturity of the Debentures, early redemption of the Debentures of the respective series due to the performance of an Optional Early Redemption, an Early Redemption Offer or early redemption under the terms provided for in the Indenture, the Compensation of the Debentures of both series will be paid semi-annually as of the Date of Issuance, always in the months of June and December of each year. The first payment will occur on a date to be provided for in the Indenture and the last payment will occur on the Maturity Date of the respective Series, according to the tables in the Indenture (each Compensation payment date being referred to as the “Compensation Payment Date”);

  (k)Default Charges: Without prejudice to the Compensation calculated pro rata temporis from the date of default until the date of actual payment, in the event of late payment of any amount due to the Debenture Holders (as defined in the Indenture) in relation to any obligation arising from the Indenture, any and all amounts in arrears shall be subject, regardless of any notice, notification or judicial or extrajudicial summons: (i) interest on arrears of 1% (one percent) per month, calculated pro rata temporis from the date of default (inclusive) until the date of actual payment (exclusive), applicable to the amount due and unpaid; and (ii) a non-compensatory fine of 2% (two percent), applicable to the amount due and unpaid (“Default Charges”);

  (l)Convertibility: The Debentures will be simple, that is, not convertible into shares of the Company;

  (m)Type: The Debentures will be unsecured, in accordance with article 58, caput, of Law No. 6,404, of December 15, 1976, as amended, with a personal guarantee to be provided by the Company;

  (n)Surety Guarantee: As a guarantee of the prompt and full fulfillment of all present and future, principal and accessory obligations of the Issuer, provided for in the scope of the Indenture, including the fees of the Trustee, Default Charges, compensation, as well as any and all costs or expenses demonstrably incurred by the Trustee, in its capacity as representatives of the Debenture Holders, as a result of lawsuits, procedures and/or other judicial or extrajudicial measures necessary to safeguard their rights and prerogatives arising from the Debentures, the Company will provide a surety guarantee in favor of the Debenture Holders, undertaking as guarantor and primarily responsible for the faithful, prompt and full fulfillment of all obligations of the Issuer, under the terms of the Debentures and the Indenture, in accordance with the terms and conditions provided for in the Indenture (“Guarantee”);

  (o)Other characteristics: The other characteristics and conditions of the Issue, Offer and Debentures will be those specified in the Indenture

  2. Under article 27, item (p) of the Company’s bylaws, the Board of Directors authorized the provision of guarantee, by the Company, in relation to the current and future, main and ancillary obligations, of the Issuer, under the Indenture, including the fees of the Trustee, Default Charges, compensation, as well as any and all costs or expenses demonstrably incurred by the Trustee, as a representative of the Debenture Holders, as a result of processes, procedures and/or other judicial or extrajudicial measures necessary to safeguard their rights and prerogatives arising from the Debentures, the Guarantee;

  3. The Board Members approved the execution, by the Company, of all and any instruments necessary for the Issuance and the Offer, including, but not limited to, the following contracts and any amendments thereto: (a) the Indenture; and (b) the “Agreement for the Structuring, Coordination and Public Distribution, under the Firm Guarantee Regime for the Placement of Simple, Non-Convertible Debentures, of the Unsecured Type, with Surety Guarantee, in up to Two Series, of the 4th (Fourth) Issuance of Hidrovias do Brasil S.A.”, to be executed between the Issuer, the Company and the institutions that are part of the securities distribution system duly authorized to be responsible for the coordination and intermediation of the Offer;

  4. The Board Members approved the authorization for the Company to discuss, negotiate and execute, through its Officers and/or representatives, all documents and perform all acts related to the above resolutions, including discussing, negotiating and executing all documents and performing all acts necessary for the execution, formalization and improvement of the Issuance, as well as powers of attorney, notifications, amendments and any other documents related to the Offer;

  5. The Board Members approved the ratification of all acts performed to date by the Company's Officers and/or its representatives, necessary for the implementation of the Issue and Offer, as well as the authorization of the performance of any other acts necessary for the achievement of the above resolutions.

  Notes: The resolutions were approved, with no amendments or qualifications, by all the Board members present.

  Marcos Marinho Lutz – Chairman;

  Jorge Marques de Toledo Camargo – Vice-Chairman

  Fabio Venturelli

  Flávia Buarque de Almeida

  Francisco de Sá Neto

  José Mauricio Pereira Coelho

  Marcelo Faria de Lima

  Peter Paul Lorenço Estermann

  Vânia Maria Lima Neves

  Denize Sampaio Bicudo – Secretary of the Board of Directors.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: May 9, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 9, 2025)